Exhibit 99.57

3623 Old Conejo Road, Suite 207 Newbury Park, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQB ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. PROVIDES CORPORATE UPDATE

Newbury Park, CALIFORNIA, May 16, 2022 - Kolibri Global Energy Inc. (the “Company”) (TSX:KEI, OTCQB: KGEIF) announces that that it has completed the previously announced consolidation of all of its issued and outstanding common shares (the “Shares”) on the basis of one (1) post-consolidation Share for every ten (10) pre-consolidation Shares held (the “Consolidation”).

Immediately prior to the Consolidation, the Company had 356,159,098 Shares issued and outstanding. Following the Consolidation, the Company will have approximately 35,615,909 Shares issued and outstanding. The Shares will continue to be listed on the Toronto Stock Exchange and are expected to begin trading on a post-Consolidation basis when the market opens on May 19, 2022.

The Company’s transfer agent, Computershare Investor Services Inc., has sent a letter of transmittal to the registered holders who hold their Shares in certificated form. The letter of transmittal contains instructions on how to surrender Share certificates representing pre-Consolidation Shares to the transfer agent. The transfer agent will forward to each registered holder who has sent the required documents a new Share certificate representing the number of post-Consolidation Shares to which the registered holder is entitled. Shareholders who hold their Shares in book entry form (through a broker or another intermediary), they will automatically receive their post-Consolidation Shares and they will not receive, or be required to submit, a letter of transmittal. Shareholders who hold their shares through an intermediary are encouraged to contact their intermediaries if they have any questions.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is an international energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQB under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener

+1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” as such term is used in the United States, including statements regarding the approval of the Consolidation by the TSX, and the date the Shares will commence trading on a post-Consolidation basis. Forward-looking information and statements are based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that the Company will be successful in obtaining approval for the Consolidation from the TSX. Forward-looking information and statements are subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information or statements in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, the risk that the Consolidation will not be approved by the TSX, and including all of the risks related to the Company’s business, financial condition, result of operations and cash flows and those factors detailed from time to time in the Company’s interim and annual financial statements and management’s discussion and analysis of those statements, all of which are filed and available for review on sedar.com. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.